

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

David Garfinkle
Chief Financial Officer
CoreCivic, Inc.
5501 Virginia Way
Brentwood, TN 37027

> **Re: CoreCivic, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 20, 2020**
> **Form 10-Q for the quarter ended September 30, 2020**
> **Filed November 5, 2020**
> **File No. 001-16109**

Dear Mr. Garfinkle:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2020

Funds from Operations, page 42

1. Please explain in further detail the nature of the expenses associated with COVID-19 that have been excluded from Normalized Funds from Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction